Exhibit 99.1

PRESS RELEASE

Gazprom, Total and StatoilHydro create Shtokman Development Company for phase one on the Shtokman gas field
     Paris, February 21, 2008 - Today at the central office of Gazprom, Alexey Miller, Chairman of the company’s Management Committee, Christophe de Margerie, CEO of Total S.A., and Helge Lund, President and CEO of StatoilHydro signed a Shareholder Agreement relating to the creation of Shtokman Development AG.
     Gazprom holds a 51% stake in Shtokman Development AG while Total holds 25% and StatoilHydro 24% shares. The company is registered in Switzerland.
     Shtokman Development AG will be organizing the project engineering, development, construction, financing and exploitation of first phase facilities related to the development of the Shtokman field.
     The partners also indicated that front end engineering design (FEED) on the project has commenced, and will be finished at the second half 2009 allowing a final investment decision to be made. Among other things, Russian and international subcontractors for FEED studies have already been identified and a site has been chosen for the technical and transportation complex near Teriberka in Murmansk Region.
     «This strategic partnership of our companies brings together long experience, vast resources and advanced technologies which are fundamental to the success of this unique project, which will guarantee reliable and long-term gas supplies for European consumers. The establishment of the Shtokman Development Company marks the starting point in the realization of the development of the Shtokman field», said Alexey Miller.
     «The creation of this joint company by Gazprom, Total and StatoilHydro is a major milestone allowing us to combine our forces and experiences in large developments in harsh and remote environments to meet the challenges of the Shtokman project», said Christophe de Margerie.
     «Shtokman can become a locomotive for new developments in the arctic region, with safe operations under cold and harsh condition. We look forward to the next stages in cooperating with Gazprom and Total on this large and challenging project by contributing with our competence and experience from the Norwegian Continental Shelf», said Helge Lund.

     Information:
     The Shtokman field is situated in the central region of the Russian sector of the Barents Sea.
     The deposit holds around 3.8 trillion cubic meters of gas and 37 million tons of gas condensate in place.
     The Shtokman gas condensate field will become a resource base for deliveries of Russian gas - both pipeline and LNG - to markets of the Atlantic basin.
     Sevmornetegas, a wholly-owned subsidiary of Gazprom, holds gas and gas condensate exploration and exploitation licenses.
     Phase one of the development of the deposit provides for a yield of 23.7 billion cubic meters of natural gas per annum, the start of pipeline deliveries to commence in 2013 and LNG in 2014.
     On 13 July 2007, Gazprom and Total signed a Framework Agreement on the main terms of cooperation in the development of the first phase of the Shtokman gas condensate field. Gazprom and StatoilHydro signed a similar Agreement on 25 October 2007.
     The Agreement stipulates that a special purpose company will be the owner of the infrastructure of the first phase of the field for 25 years after the field begins production.
     The relations between the special purpose company and OOO Sevmorneftegaz will be based on a contract that says that the company will bear all the financial, geological and technical risks in the production of gas and condensate and the production of LNG.
     OAO Gazprom retains 100% of the shares of OOO Sevmorneftegaz and all the rights to the marketing of the production.

OAO Gazprom Information Office	Total S.A.	StatoilHydro ASA
Media contacts
(495) 719-10-77	Media contacts Tel.:	Media contacts
(495) 719-10-97	Patricia Marie	Lars Bjelvin
fax:	+ 33 1 47 44 45 90	+ 47 48 29 56 67
(495) 719-90-08
	Lisa Wyler	Kjersti Morstøl
Contacts for investor relations:	+ 33 1 47 44 38 16	+ 47 91 78 28 14
Teл.:
(495) 719-10-97	Fax : +33 1 47 44 68 21	Contact for investor relations:
(495) 719-10-36		Lars Troen Sorensen
(495) 719-10-27	Contacts for investor relations :	+47 90 64 91 44
e-mail:	Jerome Schmitt
pr@gazprom.ru	+ 33 1 47 44 58 53	http:// www.statoilhydro.com
http:// www.gazprom.ru
http:// www.total.com